FILE No. 823437

Corficolombiana

Cali, September 09, 2008

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street S.W.
Washington, D.C. 20549
Attn: Anne Marie Tierney, Esq.

Re.: Submission of Documents pursuant Corporación Financiera Colombiana S.A.´s (the Company) Ongoing Reporting Requirements Under Rule 12g3-2 (b)

Dear Ms. Tierney:

Enclosed are the documents listed below, with their respective English summaries, where applicable, that we are submitting pursuant to our ongoing reporting requirements under rule 12g3-2 (b).

- Spanish and English copy of the Profit Distribution Project approved by the Assembly. The Shareholders General Assembly approved the Profit Distribution Project of the January - June 2008 period. A portion of the dividend shall be paid in cash and the other in shares.

- Change in the Board of Directors. The Shareholders General Assembly accepted the renunciation of Mr. Ricardo Obregon. Mr. Jose Leibovich was appointed in his place for the remaining of the 2008-2009 period.

Finally please acknowledge receipt to this letter and it's enclosures by stamping the eclos-ed copy and returning if our messenger.

Very Truly yours,

Oscar Javier Cantor Holguín
Vicepresident

9/15

DIRECCION GENERAL
Carrera 13 No. 26-45 Pisos 3,7 y 8 Bogotá D.C. Conmutador 2863300 – Fax 2860163 A.A. 11843
Calle 10 No. 4-47 Piso 23 Cali Conmutador 8982222 – Fax 8890165
www.corficolombiana.com

Corficolombiana

FILE No. 823437

RECEIVED

2008 SEP 12 A 9:57

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Cali, September 09, 2008

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street S.W.
Washington, D.C. 20549
Attn: Anne Marie Tierney, Esq.

Re.: Submission of Documents pursuant Corporación Financiera Colombiana S.A.'s (the Company) Ongoing Reporting Requirements Under Rule 12g3-2 (b)

Dear Ms. Tierney:

Enclosed are the documents listed below, with their respective English summaries, where applicable, that we are submitting pursuant to our ongoing reporting requirements under rule 12g3-2 (b).

- Spanish and English copy of the Profit Distribution Project approved by the Assembly. The Shareholders General Assembly approved the Profit Distribution Project of the January - June 2008 period. A portion of the dividend shall be paid in cash and the other in shares.

- Change in the Board of Directors. The Shareholders General Assembly accepted the renunciation of Mr. Ricardo Obregon. Mr. Jose Leibovich was appointed in his place for the remaining of the 2008-2009 period.

Finally please acknowledge receipt to this letter and it's enclosures by stamping the eclos-ed copy and returning if our messenger.

Very Truly yours,

Oscar Javier Cantor Holguín
Vicepresident

FILE No. 823437

RECEIVED
2008 SEP 12 A 9:57

RIDER 1

Spanish and English copy of the Profit Distribution Project approved by the Assembly.
The Shareholders General Assembly approved the Profit Distribution Project of the January - June 2008 period. A portion of the dividend shall be paid in cash and the other in shares.

FILE No. 82-3437

CORPORACIÓN FINANCIERA COLOMBIANA S.A.
PROYECTO DE DISTRIBUCIÓN DE UTILIDADES
JUNIO 30 DE 2008

Utilidad antes de impuestos			$	101.761.329.450,37
Menos: provisión de impuestos			$	4.449.800.000,00
Utilidad del ejercicio después de impuestos:			$	97.311.529.450,37
Liberar reserva futuros repartos (Gravable) :			$	161.777.766.951,03
Utilidad a disposición de la Asamblea :			$	259.089.296.401,40
Reserva sobre valoración de inversiones Dec 2336 /95	$	5.640.694.515,00		
Reserva para futuros repartos	$	133.449.311.314,13		
Dividendo en efectivo de $510 por acción sobre las 157.656.790 acciones ordinarias y las 10.680.570 acciones preferenciales suscritas y pagadas a junio 30 de 2008. Este dividendo se cancelará en seis cuotas mensuales, dentro de los cinco primeros días de cada mes a partir de octubre de 2008.	$	85.852.053.600,00		
Dividendo en acciones de $202.85 por cada acción sobre las 157.656.790 acciones ordinarias y $202.85 por cada acción sobre las 10.680.570 acciones preferenciales suscritas y pagadas a junio 30 de 2008. Este dividendo se pagará en acciones, a razón de 1 acción por cada 66,223163049 acciones ordinarias y 1 acción con dividendo preferencial y sin derecho a voto por cada 66,223163049 acciones preferenciales, suscritas y pagadas a 30 de junio de 2008. El pago del dividendo se hará el día 1° de octubre de 2008 a quien tenga la calidad de accionista al tiempo de hacerse exigible el pago de conformidad con la regulación vigente. Para tal fin se emitirán un total de hasta 2.541.971 nuevas acciones, 2.380.690 acciones ordinarias y 161.281 acciones preferenciales (ver nota). El valor unitario de las acciones que serán entregadas corresponderá al precio promedio ponderado de las acciones ordinarias negociadas en bolsa en la semana del 21 al 25 de julio de 2008, $13.433,37 (1), de los cuales $10 serán contabilizados en la cuenta de capital y $13.423,37 en la cuenta de reserva legal por prima en colocación de acciones.	$	34.147.236.972,27		
SUMAS IGUALES	**$**	**259.089.296.401,40**	**$**	**259.089.296.401,40**

(1) El precio promedio diario de la acción se tomó del reporte de INFOVAL

NOTA: Sobre el dividendo a repartir en acciones, los accionistas deberan aceptar que el pago se haga en acciones. Los accionistas que opten por el pago de esta parte del dividendo en acciones (NO GRAVABLE), deberán informarlo a la Secretaria General de la sociedad a más tardar el 16 de septiembre de 2008, hasta las 5:00 p.m. mediante comunicación dirigida a la carrera 13 No. 26-45 piso 8 oficinas de la Secretaria General de la entidad, al fax:2863300 extensión 8711 de la ciudad de Bogotá o al correo electrónico accionistascorficolombiana@corficolombiana.com, junto con el RUT y la manifestación de tener o no la calidad de declarante de renta. Si el accionista guarda silencio se le pagará esta parte del dividendo en efectivo (GRAVABLE).

Para los accionistas que opten por el pago del dividendo en acciones, deben tener en cuenta que las fracciones de acciones se pagarán en efectivo (GRAVABLE) con cargo a la reserva para futuros repartos. Las acciones nuevas entregadas como producto de la distribución de utilidades, no tendrán derecho al pago del dividendo en efectivo sobre las utilidades del ejercicio enero-junio de 2008.

Los accionistas entidades vigiladas por la Superintendencia Financiera que con motivo del pago del dividendo en acciones aumenten su participación accionaria excediendo los límites legales, podrán aceptar el pago en acciones en el entendido que el recibo de las acciones que excedan su participación actual estará condicionado a la autorización de la entidad de vigilancia, que será gestionada y obtenida por cada accionista.

FILE No. 823437

CORPORACION FINANCIERA COLOMBIANA S.A.
PROFIT DISTRIBUTION PROJECT
JUNE 30, 2008

Profit before tax		$ 101.761.329.450.37
Less: tax provisions		$ 4.449.800.000.00
Profit after tax		$ 97.311.529.450.37
To release reserve for future distributions (Taxable) :		$ 161.777.766.951.03
Profit at the disposal of the Assembly :		$ 259.089.296.401.40
Reserve on investment valuation Dec 2336 /95	$ 5.640.694.515.00	
Reserve for future distributions	$ 133.449.311.314.13	
Dividend in cash of Col.Ps 510 per share over 157.656.790 common shares and 10.680.570 subscribed and paid in preferred shares as of June30, 2008. This dividend shall be paid in six monthly allotments within the first five days of each month, starting from October, 2008.	$ 85.852.053.600.00	
Dividend in shares of Col.Ps. 202.85 per share over the 157.656.790 common shares and Col.Ps 202.85 per share over the 10.680.570 subscribed and paid in shares as of June 30, 2008. This dividend shall be paid in shares at a rate of 1 share per each 66.223163049 common shares and 1 non-voting preferred dividend share per each 66.223163049 non-voting preferred dividend subscribed and paid-in shares as of June 30, 2008. Shares shall be paid on October 1, 2008 to whoever holds the title of shareholder upon the time of making such payment according to the regulation in force. For this purpose, a total of 2.541.971 new shares shall be issued, 2.380.690 common shares and 161.281 preferred shares (see note). The unit value of the shares to be submitted shall be the weighted average price of the common shares traded at the stock market from the 21st to 25th of July 2008, 13.433.37(1) , of which Col.Ps 10 shall be accounted for in the capital account and Col.Ps 13.423.37 shall be accounted for on the legal reserve as a premium in the placement of shares.	$ 34.147.236.972.27	
EQUAL AMOUNTS	**$ 259.089.296.401.40**	**$ 259.089.296.401.40**
(1) The average price per share is based on INFOVAL's report		

NOTE: With respect to the dividend to be paid in shares, the shareholders must agree on the payment in shares. Any shareholder electing the payment of this portion of the dividend in shares (NO TAXABLE) shall send a notice to the entity's General Secretary's office no later that September 16th, 2008, until 5:00 p.m. to Carrera 13 No. 26-45, piso 8, General Secretary's office or fax it, 2863300 ext 8711 in the city of Bogota, or mail it to accionistascorficolombiana@corficolombiana.com, along with the RUT and a statement indicating whether he is a tax reporter. In case the shareholder remains silent, this portion of the dividend will be paid in cash (TAXABLE).

Any shareholder electing for the payment of the dividend in shares, has to take into account that any fraction of the shares will be paid in cash (TAXABLE) and charged to the reserve account for future distributions. The shares distributed as a result of the profit distribution shall not have the right to receive payment of any dividend in cash over the profits of the January-June 2008 period.

Any shareholder being an entity under the supervision of Superintendencia Financiera, that by reason of the payment of the dividends in shares increases its shareholding beyond the legal limits, may accept the payment in shares understanding that the receipt of shares that exceed its current shareholding shall be subject to previous authorization by Superintendencia Financiera which shall be obtained by each shareholder.

END